EXHIBIT 7.03

SENTINEL

TRUST COMPANY

D. Fort Flowers, Jr., CFA

President & Chief Executive Officer

713-630-9650 (direct)

fflowers@sentineltrust.com

April 5, 2007

Members of the Board of Directors of Erie Indemnity Company

c/o Mr. Jan Van Gorder

Acting Secretary and General Counsel

Erie Indemnity Company

100 Erie Insurance Place

Erie, Pennsylvania 16530

Dear Members of the Board:

This is to advise you that the H. O. Hirt Trusts, as holders of Class B Common Stock of Erie Indemnity Company (the “Company”) are, at the forthcoming annual meeting of shareholders of the Company scheduled for Tuesday, April 17, 2007, placing in nomination for director Mr. Thomas B. Hagen. The nomination of Mr. Hagen is pursuant to Section 2.07(a)(1) of the Company’s Amended and Restated Bylaws. Biographical information concerning Mr. Hagen has previously been submitted to the Nominating and Governance Committee of the Board of Directors.

Since the slate of fourteen nominees approved by the Board of Directors does not include Mr. Hagen, we request the Board of Directors to consider increasing the size of the Board to fifteen effective not later than the time of the election.

Thank you for your attention to this matter.

Very truly yours,

SENTINEL TRUST COMPANY, as corporate trustee of the H. O. Hirt Trusts

By	/s/ D. Fort Flowers, Jr.
D. Fort Flowers, Jr., CFA

Cc:	Jeffrey A. Ludrof
F. William Hirt
Susan H. Hagen